SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 12 June 2015

The Governor and Company of the
Bank of Ireland
Head Office
40 Mespil Road
Dublin 4
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F         X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes                        No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The Governor and Company of the Bank of Ireland ("Bank of Ireland")
Board Appointment
12 June 2015

Bank of Ireland announces the appointment to the Board of Directors of Fiona Muldoon as Non-executive Director.

Ms Muldoon is Group Finance Director of FBD Holdings plc, one of Ireland's largest property and casualty insurers.

Prior to this, Ms Muldoon served from August 2011 to May 2014 with the Central Bank of Ireland including as Director, Credit Institutions & Insurance Supervision, where she had prudential supervisory responsibility for Central Bank of Ireland regulated Insurance Companies, Banks and Credit Unions.

Ms Muldoon joined the Central Bank of Ireland from Canada Life where she held the position of Chief Financial Officer.

Ms Muldoon also spent 17 years of her career with XL Group in Dublin, London and Bermuda, where she worked in senior financial and general management positions. At the time of leaving XL Group in 2010, she was Group Treasurer with responsibility for all corporate treasury and strategic activities including capital management, rating agency engagement, corporate development and corporate finance activities in addition to her funding, liquidity, foreign exchange and cash management responsibilities.

Ms Muldoon is a fellow of Chartered Accountants Ireland having qualified as a Chartered Accountant with Touche Ross (now part of Deloitte).

There were no details requiring disclosure for Ms Muldoon under paragraph 6.6.7 (2) to (6) of the Listing Rules.

Enquiries -

Helen Nolan
Group Secretary
+353 76 623 4710

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

Helen Nolan
Group Secretary

Date: 12 June 2015